FORM 6 - K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/28/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: May 28, 2015

TERNIUM S.A.

Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014

and for the nine-month periods

ended on September 30, 2014 and 2013

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

INDEX

		Page

Restated Consolidated Condensed Interim Income Statements		2
Restated Consolidated Condensed Interim Statements of Comprehensive Income		3
Restated Consolidated Condensed Interim Statements of Financial Position		4
Restated Consolidated Condensed Interim Statements of Changes in Equity		5
Restated Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Restated Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	13
3	Segment information	13
4	Cost of sales	16
5	Selling, general and administrative expenses	16
6	Other financial income (expenses), net	17
7	Property, plant and equipment, net	17
8	Intangible assets, net	17
9	Investments in non-consolidated companies	18
10	Distribution of dividends	20
11	Contingencies, commitments and restrictions on the distribution of profits	20
12	Related party transactions	24
13	Fair value measurement	25
14	Subsequent events	25
15	Update as of May 28, 2015	25

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 (All amounts in USD thousands)

Restated Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2014 (restated)	2013	2014 (restated)	2013
		(Unaudited)		(Unaudited)
Net sales	3	2,218,346	2,143,824	6,571,481	6,413,994
Cost of sales	3 & 4	(1,759,726)	(1,679,194)	(5,160,114)	(4,990,078)

Gross profit	3	458,620	464,630	1,411,367	1,423,916

Selling, general and administrative expenses	3 & 5	(206,180)	(209,919)	(614,756)	(632,869)
Other operating income (expenses), net (1)	3	62,104	11,345	68,270	22,822

Operating income	3	314,544	266,056	864,881	813,869

Finance expense		(34,228)	(29,646)	(87,046)	(93,366)
Finance income		3,124	3,000	9,266	9,615
Other financial income (expenses), net	6	8,520	840	(328)	(21,314)

Equity in (losses) earnings of non-consolidated companies		(748,761)	(926)	(746,505)	(27,091)

(Loss) Profit before income tax expense		(456,801)	239,324	40,268	681,713

Income tax expense		(87,291)	(103,306)	(215,819)	(259,860)

(Loss) Profit for the period		(544,092)	136,018	(175,551)	421,853

Attributable to:
Owners of the parent		(530,890)	97,848	(251,782)	329,823
Non-controlling interest		(13,202)	38,170	76,231	92,030

(Loss) Profit for the period		(544,092)	136,018	(175,551)	421,853

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		(0.27)	0.05	(0.13)	0.17

(1)   Includes an insurance recovery of USD 57.500 in Argentina as of September 30, 2014.

The accompanying notes are an integral part of these restated consolidated condensed interim financial statements. These restated consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 (All amounts in USD thousands)

Restated Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2014 (restated)	2013	2014 (restated)	2013
	(Unaudited)		(Unaudited)
(Loss) Profit for the period	(544,092)	136,018	(175,551)	421,853

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(33,316)	(86,628)	(253,852)	(186,574)
Currency translation adjustment from participation in non-consolidated companies	(147,121)	(9,274)	(60,478)	(131,068)
Changes in the fair value of derivatives classified as cash flow hedges and others	400	(553)	(1,780)	1,313
Income tax relating to cash flow hedges	(173)	166	421	(394)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	-	160	154	6,870
Others from participation in non-consolidated companies	(100)	3,749	(2,706)	463
Items that may not be reclassified subsequently to profit or loss:
Actuarial (loss) income on post employment benefit obligations	(5)	185	(104)	105

Other comprehensive loss for the period, net of tax	(180,315)	(92,195)	(318,345)	(309,285)

Total comprehensive (loss) income for the period	(724,407)	43,823	(493,896)	112,568

Attributable to:
Equity holders of the Company	(683,084)	40,272	(462,261)	105,638
Non-controlling interest	(41,323)	3,551	(31,635)	6,930

Total comprehensive (loss) income for the period	(724,407)	43,823	(493,896)	112,568

The accompanying notes are an integral part of these restated consolidated condensed interim financial statements. These restated consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 (All amounts in USD thousands)

Restated Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2014 (restated)		December 31, 2013
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,481,622		4,708,895
Intangible assets, net	8	963,582		961,504
Investments in non-consolidated companies	9	568,562		1,375,165
Derivative financial instruments		-		1,535
Deferred tax assets		54,480		24,902
Receivables, net		43,157		79,407
Trade receivables, net		346	6,111,749	1,754	7,153,162

Current assets
Receivables		169,237		112,388
Derivative financial instruments		895		-
Inventories, net		2,202,471		1,941,130
Trade receivables, net		811,055		671,453
Other investments		104,507		169,503
Cash and cash equivalents		343,525	3,631,690	307,218	3,201,692
Non-current assets classified as held for sale			17,234		17,770
			3,648,924		3,219,462
Total Assets			9,760,673		10,372,624

EQUITY
Capital and reserves attributable to the company’s equity holders			4,730,543		5,340,035
Non-controlling interest			932,742		998,009
Total Equity			5,663,285		6,338,044

LIABILITIES
Non-current liabilities
Provisions		11,096		13,984
Deferred tax liabilities		546,019		605,883
Other liabilities		364,175		345,431
Trade payables		12,844		15,243
Borrowings		1,034,364	1,968,498	1,204,880	2,185,421

Current liabilities
Current income tax liabilities		71,532		92,009
Other liabilities		249,968		203,326
Trade payables		719,675		755,880
Derivative financial instruments		218		-
Borrowings		1,087,497	2,128,890	797,944	1,849,159
Total Liabilities			4,097,388		4,034,580
Total Equity and Liabilities			9,760,673		10,372,624

The accompanying notes are an integral part of these restated consolidated condensed interim financial statements. These restated consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 (All amounts in USD thousands)

Restated Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044
(Loss) Profit for the period (restated)							(251,782)	(251,782)	76,231	(175,551)
Other comprehensive income (loss) for the period
Currency translation adjustment (restated)						(207,345)		(207,345)	(106,985)	(314,330)
Actuarial loss on post employment benefit obligations				(33)				(33)	(71)	(104)
Cash flow hedges and others, net of tax				(671)				(671)	(534)	(1,205)
Others				(2,430)				(2,430)	(276)	(2,706)
Total comprehensive loss for the period (restated)	-	-	-	(3,134)	-	(207,345)	(251,782)	(462,261)	(31,635)	(493,896)
Dividends paid in cash (5)							(147,231)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies								-	(33,632)	(33,632)
Balance as of September 30, 2014 (restated) (unaudited)	2,004,743	(150,000)	(23,295)	1,496,842	(2,324,866)	(1,770,907)	5,498,026	4,730,543	932,742	5,663,285

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) See note 10.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these restated consolidated condensed interim financial statements. These restated consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2013	2,004,743	(150,000)	(23,295)	1,498,029	(2,324,866)	(1,199,772)	5,564,344	5,369,183	1,065,730	6,434,913
Profit for the period							329,823	329,823	92,030	421,853
Other comprehensive income (loss) for the period
Currency translation adjustment						(231,302)		(231,302)	(86,340)	(317,642)
Actuarial loss on post employment benefit obligations				64				64	41	105
Cash flow hedges, net of tax				6,637				6,637	1,152	7,789
Others				416				416	47	463
Total comprehensive income for the period	-	-	-	7,117	-	(231,302)	329,823	105,638	6,930	112,568
Acquisition of non-controlling interest (5)				(404)				(404)	(525)	(929)
Dividends paid in cash							(127,600)	(127,600)	-	(127,600)
Dividends paid in cash by subsidiary companies								-	(27,444)	(27,444)
Balance as of September 30, 2013 (unaudited)	2,004,743	(150,000)	(23,295)	1,504,742	(2,324,866)	(1,431,074)	5,766,567	5,346,817	1,044,691	6,391,508

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.7 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these restated consolidated condensed interim financial statements. These restated consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 (All amounts in USD thousands)

Restated Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2014 (restated)	2013
		(Unaudited)
Cash flows from operating activities
Profit for the period		(175,551)	421,853
Adjustments for:
Depreciation and amortization	7 & 8	305,188	282,644
Income tax accruals less payments		(64,851)	(53,772)
Equity in (earnings) losses of non-consolidated companies		746,505	27,091
Interest accruals less payments		4,733	(18,482)
Changes in provisions		1,675	5,529
Changes in working capital (1)		(553,192)	124,276
Net foreign exchange results and others		33,009	56,363
Net cash provided by operating activities		297,516	845,502

Cash flows from investing activities
Capital expenditures		(334,774)	(725,143)
Investment in non-consolidated companies		(3,010)	-
Decrease in other investments		64,620	6,588
Proceeds from the sale of property, plant and equipment		1,096	1,558
Acquisition of non-controlling interest		-	(929)
Net cash used in investing activities		(272,068)	(717,926)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(127,600)
Dividends paid in cash by subsidiary companies		(33,632)	(27,444)
Proceeds from borrowings		781,672	972,953
Repayments of borrowings		(581,538)	(1,190,899)
Net cash provided by (used in) financing activities		19,271	(372,990)

Increase (Decrease) in cash and cash equivalents		44,719	(245,414)

Movement in cash and cash equivalents
At January 1,		307,218	560,307
Effect of exchange rate changes		(8,412)	(3,766)
Initial cash of Peña Colorada and Exiros		-	12,227
Increase (Decrease) in cash and cash equivalents		44,719	(245,414)
Cash and cash equivalents as of September 30, (2)		343,525	323,354

(1) The working capital is impacted by non-cash movement of USD (128.2) million as of September 30, 2014 (USD (101.7) million as of September 30, 2013) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 93 and USD 1,315 as of September 30, 2014 and 2013, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 104,507 and USD 161,112 as of September 30, 2014 and 2013, respectively.

The accompanying notes are an integral part of these restated consolidated condensed interim financial statements. These restated consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

Notes to the Restated Consolidated Condensed Interim Financial Statements

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION

a)  General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of September 30, 2014, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated condensed interim financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2013 and 2012, this special reserve amounted to USD 7.5 billion and USD 7.6 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2013.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial  income (expenses), net”.

b)  Restatement of Previously Issued Interim Financial Statements

Subsequent to the issuance of the Company’s consolidated condensed interim financial statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 and following the approval of such consolidated condensed interim financial statements by the Board of Directors, the Company has restated such consolidated condensed interim financial statements to reduce the carrying amount of the Company’s investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”).

This restatement follows the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Ternium’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL 12 (approximately USD 4.8) per share which the Company paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of these Restated Consolidated Condensed Interim Financial Statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, which includes, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate (see note 9). As a result, the Company recorded an impairment of USD 739.8 million as of September 30, 2014, reaching a carrying value for the Usiminas investment of BRL 12 per share. As a result of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014.

Accordingly, the Company’s consolidated condensed interim financial statements as of September 30, 2014, and for the nine-month period ended September 30, 2014, have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the nine-month period ended September 30, 2014. The restatement impacts only the period ended September 30, 2014. No impact was recorded on the consolidated condensed interim financial statements for the nine-month period ended September 30, 2013.

As a result of the restatement, non-current assets have decreased by USD 739.8 million, non-current liabilities have decreased by USD 35.5 million, and accumulated income have decreased by USD 704.3 million; no impact was recorded on cumulative translation adjustment. As a result of the above adjustment, the basic and diluted earnings per share for profit attributable to the owners of the parent decreased from USD 0.20 gain per share to USD 0.13 loss per share.

Following the restatement, these restated consolidated condensed interim financial statements for the period ended September 30, 2014 of the Company have been approved and authorized for issue by the Board of Directors on May 28, 2015.

The effect of the restatement on the previously issued consolidated condensed interim income statement for the three-month and the nine-month periods ended September 30, 2014 is as follows:

	Three-months period ended September 30,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
Equity in (losses) earnings of non-consolidated companies	(8,999)	(739,762)	(748,761)
Income tax expense	(122,790)	35,499	(87,291)
(Loss) Profit for the period	160,171	(704,263)	(544,092)
Attributable to:
Owners of the parent	111,694	(642,584)	(530,890)
Non-controlling interest	48,477	(61,679)	(13,202)
(Loss) Profit for the period	160,171	(704,263)	(544,092)
Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)	0.06	(0.33)	(0.27)

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

	Nine-months period ended September 30,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
Equity in (losses) earnings of non-consolidated companies	(6,743)	(739,762)	(746,505)
Income tax expense	(251,318)	35,499	(215,819)
(Loss) Profit for the period	528,712	(704,263)	(175,551)
Attributable to:
Owners of the parent	390,802	(642,584)	(251,782)
Non-controlling interest	137,910	(61,679)	76,231
(Loss) Profit for the period	528,712	(704,263)	(175,551)
Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)	0.20	(0.33)	(0.13)

The effect of the restatement on the previously issued consolidated condensed interim statement of comprehensive income for the three-month and the nine-month period ended September 30, 2014, is as follows:

	Three-months period ended September 30,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
(Loss) Profit for the period	160,171	(704,263)	(544,092)
Other comprehensive loss for the period, net of tax	(180,315)	-	(180,315)
Total comprehensive (loss) income for the period	(20,144)	(704,263)	(724,407)
Attributable to:
Equity holders of the Company	(40,500)	(642,584)	(683,084)
Non-controlling interest	20,356	(61,679)	(41,323)
Total comprehensive (loss) income for the period	(20,144)	(704,263)	(724,407)

	Nine-months period ended September 30,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
(Loss) Profit for the period	528,712	(704,263)	(175,551)
Other comprehensive loss for the period, net of tax	(318,345)	-	(318,345)
Total comprehensive (loss) income for the period	210,367	(704,263)	(493,896)
Attributable to:
Equity holders of the Company	180,323	(642,584)	(462,261)
Non-controlling interest	30,044	(61,679)	(31,635)
Total comprehensive (loss) income for the period	210,367	(704,263)	(493,896)

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

The effect of the restatement on the previously issued consolidated condensed interim statement of financial position as of September 30, 2014 is as follows:

	Balances as of September 30, 2014
	As reported	Adjustment	Restated
Investments in non-consolidated companies	1,308,324	(739,762)	568,562
Total Assets	10,500,435	(739,762)	9,760,673
Capital and reserves attributable to the owners of the parent	5,373,127	(642,584)	4,730,543
Non-controlling interest	994,421	(61,679)	932,742
Total Equity	6,367,548	(704,263)	5,663,285
Deferred tax liabilities	581,518	(35,499)	546,019
Total Equity and Liabilities	10,500,435	(739,762)	9,760,673

The effect of the restatement on the previously issued consolidated condensed interim statement of changes in equity for the nine-month period ended September 30, 2014 is as follows:

	Attributable to the owners of the parent
	Capital stock	Treasury shares	Initial public offering expenses	Reserves	Capital stock issue discount	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at September 30, 2014 (as reported)	2,004,743	(150,000)	(23,295)	1,496,842	(2,324,866)	(1,770,907)	6,140,610	5,373,127	994,421	6,367,548

Balance at September 30, 2014 (adjustment)	-	-	-	-	-	-	(642,584)	(642,584)	(61,679)	(704,263)

Balance at September 30, 2014 (restated)	2,004,743	(150,000)	(23,295)	1,496,842	(2,324,866)	(1,770,907)	5,498,026	4,730,543	932,742	5,663,285

The effect of the restatement on the previously issued consolidated condensed interim statement of cash flows for the nine-month period ended September 30, 2014 is as follows:

	Nine-months period ended September 30,
	2014 (as reported)	2014 (adjustment)	2014 (restated)

Cash flows from operating activities
(Loss) Profit for the year	528,712	(704,263)	(175,551)
Income tax accruals less payments	(29,352)	(35,499)	(64,851)
Equity in losses (earnings) of non-consolidated companies	6,743	739,762	746,505

Net cash provided by operating activities	297,516	-	297,516

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

2.      ACCOUNTING POLICIES

These Restated Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Restated Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2013.

New accounting pronouncements have been issued after December 31, 2013, as follows:

International Financial Reporting Standard 15, “Revenue from contracts with customers”
In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2017.

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

These standards are not effective for the financial year beginning January 1, 2014 and have not been early adopted.

The Company's management has not yet assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

3.      SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

3.      SEGMENT INFORMATION (continued)

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

	Nine-month period ended September 30, 2014 (restated) (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	6,550,802	241,775	(221,096)	6,571,481
Cost of sales	(5,193,373)	(187,442)	220,701	(5,160,114)
Gross profit	1,357,429	54,333	(395)	1,411,367
Selling, general and administrative expenses	(603,010)	(11,746)	-	(614,756)
Other operating income, net	67,437	833	-	68,270
Operating income - IFRS	821,856	43,420	(395)	864,881
Management view
Net sales	6,550,802	265,946	(245,267)	6,571,481
Operating income	626,097	68,726	(395)	694,428
Reconciliation items:
Differences in Cost of sales				170,453
Operating income - IFRS				864,881
Financial income (expense), net				(78,108)
Equity in (losses) earnings of non-consolidated companies				(746,505)
Income before income tax expense - IFRS				40,268
Depreciation and amortization - IFRS	(273,503)	(31,685)	-	(305,188)

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

3.      SEGMENT INFORMATION (continued)

	Nine-month period ended September 30, 2013 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	6,351,259	276,344	(213,609)	6,413,994
Cost of sales	(4,998,852)	(201,918)	210,692	(4,990,078)
Gross profit	1,352,407	74,426	(2,917)	1,423,916
Selling, general and administrative expenses	(614,805)	(18,064)	-	(632,869)
Other operating income, net	22,717	105	-	22,822
Operating income - IFRS	760,319	56,467	(2,917)	813,869
Management view
Net sales	6,351,259	388,620	(325,885)	6,413,994
Operating income	583,526	166,176	(2,917)	746,785
Reconciliation items:
Differences in Cost of sales				67,084
Operating income - IFRS				813,869
Financial income (expense), net				(105,065)
Equity in losses of non-consolidated companies				(27,091)
Income before income tax expense - IFRS				681,713
Depreciation and amortization - IFRS	(261,376)	(21,268)	-	(282,644)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Nine-month period ended September 30, 2014 (Unaudited)
	Mexico	Southern region	Other markets	Total
Net sales	3,683,451	1,979,937	908,093	6,571,481
Non-current assets (1)	4,280,300	900,268	264,636	5,445,204

	Nine-month period ended September 30, 2013 (Unaudited)
	Mexico	Southern region	Other markets	Total
Net sales	3,167,794	2,201,550	1,044,650	6,413,994
Non-current assets (1)	4,278,646	1,172,088	277,529	5,728,263
(1) Includes Property, plant and equipment and Intangible assets

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

4.      COST OF SALES

	Nine-month period ended September 30,
	2014	2013
	(Unaudited)

Inventories at the beginning of the year	1,941,130	2,000,137
Opening inventories - Peña Colorada	-	18,006
Translation differences	(152,765)	(112,777)
Plus: Charges for the period
Raw materials and consumables used and other movements	4,410,195	3,827,735
Services and fees	71,508	67,678
Labor cost	453,759	454,138
Depreciation of property, plant and equipment	246,644	232,564
Amortization of intangible assets	20,814	12,093
Maintenance expenses	362,442	324,006
Office expenses	5,250	5,392
Insurance	9,948	11,170
Increase (decrease) of obsolescence allowance	11,085	(2,259)
Recovery from sales of scrap and by-products	(30,696)	(31,458)
Others	13,271	15,033

Less: Inventories at the end of the period	(2,202,471)	(1,831,380)
Cost of Sales	5,160,114	4,990,078

5.      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2014	2013
	(Unaudited)
Services and fees	54,386	55,637
Labor cost	177,813	174,367
Depreciation of property, plant and equipment	11,025	10,195
Amortization of intangible assets	26,705	27,792
Maintenance and expenses	4,208	6,106
Taxes	98,873	107,237
Office expenses	30,290	30,527
Freight and transportation	197,698	207,647
Increase (decrease) of allowance for doubtful accounts	884	(260)
Others	12,874	13,621
Selling, general and administrative expenses	614,756	632,869

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

6.      OTHER FINANCIAL INCOME (EXPENSES) , NET

	Nine-month period ended September 30,
	2014	2013
	(Unaudited)
Net foreign exchange income (loss)	353	(2,064)
Change in fair value of financial instruments	8,185	(9,172)
Debt issue costs	(2,885)	(5,227)
Others	(5,981)	(4,851)
Other financial expenses, net	(328)	(21,314)

7.      PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2014	2013
	(Unaudited)
At the beginning of the year	4,708,895	4,438,117

Currency translation differences	(245,351)	(196,134)
Additions	286,616	691,175
Disposals	(10,869)	(6,667)
Depreciation charge	(257,669)	(242,759)
Interest in joint operations	-	83,181
Other movements	-	(3,486)
At the end of the period	4,481,622	4,763,427

8.      INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2014	2013
	(Unaudited)
At the beginning of the year	961,504	965,206

Currency translation differences	(2,423)	(2,062)
Additions	52,020	33,968
Amortization charge	(47,519)	(39,885)
Interest in joint operations	-	7,609
At the end of the period	963,582	964,836

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

9.      INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			September 30, 2014	December 31, 2013	September 30, 2014 (restated)	December 31, 2013

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	22.71%	22.71%	561,768	1,369,820
Other non-consolidated companies (1)					6,794	5,345
					568,562	1,375,165

(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Techgen S.A. de C.V.

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Ternium, Tenaris and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) have completed their initial investments in Techgen, S.A. de C.V. (Techgen), a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

(b) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (formerly Nippon Group) 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%.

As discussed in note 14, on October 2, 2014, Ternium Investments entered into a definitive purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition.

Following the acquisition of these additional shares, Ternium (through Ternium Investments, Siderar and Prosid) owns 166.1 million ordinary shares, representing 32.9% of Usiminas’ ordinary shares. Ternium continues to hold 35.6% of Usiminas’ voting rights over the control group and has a participation in Usiminas’ results of 16.82%.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

As of September 30, 2014, following the recording of the impairment charge discussed in note 1(b), the value of the investment is comprised as follows:

Value of investment	USIMINAS
As of January 1, 2014	1,369,820
Share of results	(5,828)
Other comprehensive income	(62,463)
Impairment charge	(739,761)
As of September 30, 2014 (restated)	561,768

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, management judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a six year period based on forecasts approved by management. For the subsequent years beyond the six-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Usiminas for impairment was 10.4%.

As mentioned in note 1 (b), as of September 30, 2014, following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by USD 739.8 million.

At September 30, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 6.64 (approximately USD 2.71) per share, giving Ternium’s ownership stake a market value of approximately USD 310.8 million.

On October 28, 2014,  Usiminas approved its interim accounts as of and for the nine-months ended September 30, 2014, which state that revenues, post-tax profit from continuing operations and shareholders’ equity  amounted to USD 4,000 million, USD 118 million and USD 6,911 million, respectively.

USIMINAS
Summarized balance sheet (in million USD)	As of September 30, 2014
Assets
Non-current	8,946
Current	3,610
Total Assets	12,556
Liabilities
Non-current	2,835
Current	1,955
Total Liabilities	4,790

Minority interest	855

Shareholders' equity	6,911

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized income statement (in million USD)	Nine-month period ended September 30, 2014
Net sales	4,000
Cost of sales	(3,576)
Gross profit	424
Selling, general and administrative expenses	(256)
Other operating income, net	76
Operating income	244
Financial expenses, net	(136)
Equity in earnings of associated companies	61
Income before income tax	169
Income tax expense	(29)
Net profit before minority interest	140
Minority interest in other subsidiaries	(22)
Net profit for the period	118

10.    DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 7, 2014, the shareholders approved the consolidated  financial statements and unconsolidated annual accounts for the year ended December 31, 2013, and a distribution of dividends of USD 0.075 per share (USD 0.75 per ADS), or approximately USD 150.4 million.  The dividends were paid on May 16, 2014.

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.  Significant changes or events since the date of issue of such financial statements are as follows:

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of September 30, 2014, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 11.4 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP assessment for fiscal year 1997 in an amount of approximately USD 0.8 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of September 30, 2014, amounts to USD 0.2 million.

(b) Companhia Siderúrgica Nacional (CSN) – Lawsuit

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision, and the defendants filed their response to the appeal. It is estimated that the court of appeals will issue its judgment on the appeal within the next two years. Ternium believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários (including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement) and, more recently, the first instance court decision on this matter referred to above. Accordingly, the Company did not record any provision in connection with this lawsuit.

(ii) Commitments

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals          USD 56.0 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 85.5 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of   USD 127.9 million to be expended during the next 3 years.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 22% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 100.0 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(e) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 16.9 million, while Ferromex’s would amount to approximately USD 5.9 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period.

In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(f) Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of September 30, 2014, the outstanding value of this commitment was approximately USD 285 million. Ternium has provided a guarantee in connection with these agreements of USD 136.7 million, corresponding to the 48% of the outstanding value as of September 30, 2014.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(g) Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately USD 238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of USD 47.5 million. Ternium has provided a guarantee in connection with these stand-by letters of credit issued by Techgen of an amount of USD 15.5 million and will continue to provide guarantees up to USD 22.8 million.

(h) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of September 30, 2014, disbursements under the loan agreement amounted USD 220 million, as a result the amount guaranteed by Ternium was approximately USD 106 million. When the loan is fully disbursed, the amounts guaranteed by Ternium will be approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio).

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2013, Ternium may pay dividends up to USD 5.8 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2013

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves (1)	1,414,122
Accumulated profit at January 1, 2013	5,844,993
Loss for the year	(6,947)

Total shareholders' equity under Luxembourg GAAP	9,457,385

(1)   As a result of the repurchase of its own shares from Usiminas on February 15, 2011, the Company created a non-distributable reserve of USD 150 million as required under Luxembourg law, which is included in Non distributable reserves.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

12.    RELATED PARTY TRANSACTIONS

As of September 30, 2014, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’ s share  capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2014	2013
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	1,649	23
Sales of goods to other related parties	164,813	154,814
Sales of services and others to non-consolidated parties	1,276	1,511
Sales of services and others to other related parties	997	1,409
	168,735	157,757
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	172,302	168,965
Purchases of goods from other related parties	29,192	74,837
Purchases of services and others from non-consolidated parties	8,430	10,423
Purchases of services and others from other related parties	99,498	184,647
	309,423	438,872
(c) Financial results
Income with non-consolidated parties	992	-
	992	-
(d) Dividends received
Dividends received from non-consolidated parties	-	207
	-	207
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	5,015	4,597
Income (expenses), net with other related parties	(868)	-
	4,146	4,597

	September 30, 2014	December 31, 2013
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	7,022	5,218
Receivables from other related parties	28,585	24,802
Advances to suppliers with other related parties	493	330
Payables to non-consolidated parties	(23,285)	(40,244)
Payables to other related parties	(43,437)	(35,451)
	(30,622)	(45,345)

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

13.       FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 32 of the Consolidated Financial Statements as of December 31, 2013 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	312,169	307,166	5,003
Other investments	45,234	34,606	10,628
Derivative financial instruments	895	-	895
Total assets	358,298	341,772	16,526

Financial liabilities at fair value through profit or loss
Derivative financial instruments	218	-	218
Total liabilities	218	-	218

	Fair value measurement as of December 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	305,216	300,211	5,005
Other investments	111,305	64,971	46,334
Derivative financial instruments	1,535	-	1,535
Total assets	418,056	365,182	52,874

14.       SUBSEQUENT EVENTS

On October 2, 2014, the Company entered into a definitive purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 31, 2014, the Company completed the acquisition.

Following the acquisition of these additional shares, Ternium (through Ternium Investments S.àr.l., Siderar S.A.I.C. and Prosid Investments S.A.) owns 166.1 million ordinary shares, representing 32.9% of Usiminas’ ordinary shares.

15.       UPDATE AS OF MAY 28, 2015

a)  Distribution of dividends

On May 6, 2015, the annual general meeting of shareholders of the Company approved an annual dividend of USD 0.090 per share (USD 0.90 per ADS), or approximately USD 180.4 million in the aggregate. The dividend was paid on May 15, 2015.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

15. UPDATE AS OF MAY 28, 2015 (continued)

b)  Companhia Siderúrgica Nacional (CSN) – Lawsuit (Update)

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Ternium believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

c)  Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that Ternium’s October 2014 acquisition of 51.4 million ordinary shares of Usiminas from PREVI triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal before the CVM’s Board of Commissioners, which would stay the effects of the staff’s decision until such Board rules on the matter. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

d)  Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 34 million, plus interest and fines. Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

TERNIUM S.A.
Restated Consolidated Condensed Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

15. UPDATE AS OF MAY 28, 2015 (continued)

e)  Completion of purchase of participation in Ferrasa S.A.S.

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of USD 74.0 million. The Ferrasa transaction closed on April 7, 2015. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million.

Pablo Brizzio

Chief Financial Officer